INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THIS PROSPECTUS SUPPLEMENT IS DELIVERED IN FINAL FORM. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to completion, dated November 24, 1997

PROSPECTUS SUPPLEMENT                                    Rule 424(b)(2)
DATED             , 1997                                  SEC FILE NO. 333-37527
TO PROSPECTUS DATED NOVEMBER 21, 1997
                                1,055,000 SHARES

                                     [LOGO]
                                  COMMON STOCK

All of the 1,055,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Community First Bankshares, Inc. ("CFB" or the "Company"). The Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "CFBX". On November 20, 1997, the last reported sales price of the Common Stock on the Nasdaq was $47.875 per share.

This Prospectus Supplement is qualified in its entirety by reference to the more detailed information and the consolidated financial statements of the Company, including the notes thereto, appearing or incorporated by reference herein or in the accompanying Prospectus dated November 21, 1997. All capitalized terms used in this Prospectus Supplement are defined as set forth elsewhere herein or in the accompanying Prospectus. All references in this Prospectus Supplement to the "Prospectus" are to the Company's Prospectus dated November 21, 1997 accompanying this Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                             Price to         Underwriting        Proceeds to
                                              Public          Discount (1)        Company (2)
Per Share..............................          $                  $                  $
Total (3)(4)...........................          $                  $                  $

(1) The Company has agreed to indemnify the Underwriters named herein against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $200,000 relating to the offering payable by the Company. See "Use of Proceeds; Purpose of Offering."

(3) The Company has granted the Underwriters a 30-day option to purchase up to 158,250 additional shares of Common Stock solely to cover over-allotments, if any, at the Price to Public, less Underwriting Discount shown above. If the Underwriters exercise this option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $      , $      , and
    $      , respectively. See "Underwriting."

(4) The anticipated number of shares to be sold in the Offering has been calculated to result in gross proceeds of approximately $50 million, based upon an assumed offering price of $47.375 per share (the last reported bid price of the Common Stock on the Nasdaq on November 20, 1997). At the time the offering price per share has been established, the actual number of shares to be sold in the Offering will be adjusted to result in gross proceeds of approximately $50 million (excluding the over-allotment option), with a proportionate adjustment in the shares subject to the Underwriters' over-allotment option.

The shares of Common Stock are being offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made at the
offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about December   ,
1997.

PIPER JAFFRAY INC.                                 KEEFE, BRUYETTE & WOODS, INC.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. IN ADDITION, IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 OF REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES TO THE COMPANY INCLUDE THE COMPANY AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    Community First Bankshares, Inc., a Delaware corporation (the "Company"), is a multi-bank holding company that as of September 30, 1997 operated banks and bank branches (the "Banks") in 103 communities in Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming and had total assets of approximately $4.2 billion. The Company operates community banks primarily in small and medium-sized communities and the surrounding market areas. The Company provides a full range of financial products and services to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.

    The Company's strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in the Company's key target acquisition states of Arizona, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri, New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide the Company with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by the Company generally have approximately $20 million to $150 million in assets.

    The Company has entered into the following agreements relating to pending acquisitions, consummation of which is subject to certain conditions in each case (see "Recent Developments -- Pending Acquisitions"):

    - On November 6, 1997, the Company entered into an agreement to acquire Pioneer Bank of Longmont, Longmont, Colorado ("Pioneer"), in a merger expected to be completed during the first quarter of 1998 and expected to be accounted for as a pooling of interests. As of September 30, 1997, Pioneer had total assets of approximately $119 million, deposits of approximately $110 million and five banking offices in four Colorado communities.

    - On September 10, 1997, the Company entered into an agreement with three subsidiary banks of Banc One Corporation (the "Bank One Banks") to acquire 37 banking offices located in Arizona, Colorado and Utah (the "Bank One Branches") through an assumption of liabilities and an acquisition of selected assets. The acquisition is expected to be completed during the first quarter of 1998. As of October 24, 1997, the Bank One Banks reported that the Bank One Branches had total deposits of approximately $760 million and loans of approximately $56 million.

    - On August 28, 1997, the Company entered into an agreement to acquire Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"), in a merger expected to be completed during the fourth quarter of 1997 and expected to be accounted for as a pooling of interests. As of September 30, 1997, Republic had total assets of approximately $52 million, deposits of approximately $46 million and one banking office in Phoenix, Arizona.

    - On August 22, 1997, the Company entered into an agreement to acquire First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit"), in a merger expected to be completed during the fourth quarter of 1997 and expected to be accounted for as a pooling of interests. As of September 30, 1997, Summit had total assets of approximately $94 million, deposits of approximately $86 million and banking offices in five Colorado communities.

    In 1997 and 1996, the Company completed the following significant acquisitions (see "Recent Developments--Significant Acquisitions"):

    - On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), a subsidiary of KeyCorp, for a cash purchase price of approximately $135 million. As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.1 billion and banking offices in 24 communities in Wyoming. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

    - On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities, in a merger that was accounted for as a pooling of interests. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million.

    The Company provides the Banks with the advantages of affiliation with a multi-bank holding company, such as access to its lines of financial services, including trust products and administration, insurance and investment services, data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the Banks with respect to day-to-day operations, customer service decisions and marketing. The Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

    The Company's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota 58124-0001 and its telephone number is (701) 298-5600. The Company also maintains a web site at http://www.cfbx.com.

                                  THE OFFERING

Common Stock offered by the
 Company (1)......................  1,055,000 shares

Common Stock outstanding after the
 offering (1)(2)..................  19,685,022 shares

Nasdaq symbol.....................  CFBX

Use of proceeds by the Company....  The Company intends to use the net proceeds from the
                                    Offering, along with the proceeds of a proposed offering
                                    of $60 million of capital securities of CFB Capital II,
                                    a business trust subsidiary of the Company (the "Capital
                                    Securities Offering"), to capitalize its bank
                                    subsidiaries that are acquiring the Bank One Branches.
                                    The purpose of the offering is to increase the Company's
                                    Tier 1 capital under the capital guidelines of the
                                    Federal Reserve in connection with the acquisition of
                                    the Bank One Branches. See "Use of Proceeds ; Purpose of
                                    Offering."

------------------------

(1) The anticipated number of shares to be sold in the Offering has been calculated to result in gross proceeds of approximately $50 million, based upon an assumed offering price of $47.375 per share (the last reported bid price of the Common Stock on the Nasdaq on November 20, 1997). At the time the offering price per share has been established, the actual number of shares to be sold in the Offering will be adjusted to result in gross proceeds of approximately $50 million (excluding the over-allotment option).

(2) Based upon the number of shares outstanding on September 30, 1997. Does not include (i) an aggregate of approximately 1.4 million shares of Common Stock anticipated to be issued in connection with the pending acquisitions of Pioneer, Republic and Summit, (ii) 690,257 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options outstanding under the Company's stock option plans, and
    (iii) 1,793,305 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options which may be granted under the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain consolidated financial data concerning the Company. The summary financial data for each of the five years ended December 31, 1996 is derived from the audited consolidated financial statements of the Company, and related notes thereto, incorporated herein by reference. The summary financial data as of and for the nine months ended September 30, 1997 and 1996 have been derived from the Company's unaudited consolidated financial statements. The unaudited consolidated financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial condition and results of operations. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year. The summary financial data should be read in conjunction with the consolidated financial statements of the Company, and the related notes thereto, and management's discussion and analysis of financial condition and results of operations incorporated by reference herein.

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Interest income..........................  $ 209,706  $ 167,912  $ 229,426  $ 192,868  $ 143,237  $ 121,146  $ 115,309
Interest expense.........................     86,221     69,524     95,234     82,891     53,468     47,271     50,870
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income......................    123,485     98,388    134,192    109,977     89,769     73,875     64,439
Provision for loan losses................      7,817      4,572      6,757      2,711      1,839      2,149      2,433
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after provision for
  loan losses............................    115,668     93,816    127,435    107,266     87,930     71,726     62,006
Noninterest income.......................     30,849     19,132     27,370     22,488     18,992     18,158     14,640
Noninterest expense......................     95,610     72,491    104,288     82,593     70,241     60,854     52,992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes, extraordinary
  item and cumulative effect of
  accounting change......................     50,907     40,457     50,517     47,161     36,681     29,030     23,654
Provision for income taxes...............     16,676     13,995     18,007     17,208     13,952     10,775      8,546
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary item and
  cumulative effect of accounting
  change.................................     34,231     26,462     32,510     29,953     22,729     18,255     15,108
Extraordinary item, net of tax (1).......       (265)        --         --         --         --         --         --
Cumulative effect of accounting change...         --         --         --         --         --        359         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................     33,966     26,462     32,510     29,953     22,729     18,614     15,108
Dividends on preferred stock (2).........         --      1,208      1,610      1,610      1,091         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income applicable to common equity...  $  33,966  $  25,254  $  30,900  $  28,343  $  21,638  $  18,614  $  15,108
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per common and common equivalent
  share:
  Primary earnings per share before
    extraordinary item and cumulative
    effect of accounting change..........  $    1.84  $    1.53  $    1.85  $    1.82  $    1.48  $    1.29  $    1.07
  Extraordinary item, net of tax (1).....      (0.01)        --         --         --         --         --         --
  Cumulative effect of accounting
    change...............................         --         --         --         --         --       0.03         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Primary earnings per share.............  $    1.83  $    1.53  $    1.85  $    1.82  $    1.48  $    1.32  $    1.07
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Fully diluted earnings per share before
    extraordinary item and cumulative
    effect of accounting change..........  $    1.79  $    1.47  $    1.79  $    1.74  $    1.42  $    1.27  $    1.07
  Extraordinary item, net of tax (1).....      (0.01)        --         --         --         --         --         --
  Cumulative effect of accounting
    change...............................         --         --         --         --         --       0.03         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Fully diluted earnings per share.......  $    1.78  $    1.47  $    1.79  $    1.74  $    1.42  $    1.30  $    1.07
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average common shares outstanding:
  Primary................................  18,561,630 16,532,714 16,699,021 15,543,129 14,580,309 14,098,585 14,080,526
  Fully diluted..........................  19,046,963 17,992,255 18,154,966 17,276,050 16,136,433 14,396,532 14,087,606

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RATIOS AND OTHER DATA:
Return on average assets (3).............      1.32%      1.26%      1.13%      1.24%      1.13%      1.10%      1.04%
Return on average common stockholders'
  equity (3).............................     18.35%     17.73%     15.69%     18.19%     16.77%     16.64%     15.10%
Net interest margin (3)..................      5.46%      5.32%      5.32%      5.06%      4.95%      4.74%      4.85%
Net charge-offs to average loans (3).....      0.31%      0.15%      0.22%      0.17%      0.00%      0.08%      0.33%

FINANCIAL CONDITION DATA (END OF PERIOD):
Assets...................................  $4,248,258 $2,999,736 $3,116,398 $2,769,976 $2,130,619 $1,883,794 $1,576,275
Loans....................................  2,617,085  1,976,592  2,064,108  1,767,193  1,330,146  1,037,666    813,550
Investment securities (4)................  1,148,069    736,270    729,236    717,342  613,239..    653,722    579,078
Deposits.................................  3,457,537  2,424,315  2,537,440  2,359,716  1,794,565  1,627,989  1,374,859
Long-term debt...........................    120,988     38,898     46,750     81,288     38,092     48,354     18,015
Preferred securities of subsidiary (5)...     60,000         --         --         --         --         --         --
Preferred stockholders' equity (2).......         --     22,997     22,988     23,000     23,000         --         --
Common stockholders' equity..............    271,427    203,782    221,583    181,004    134,701    125,071    103,911
Book value per common share..............      14.57      12.39      12.92      11.25       9.23       8.78       7.64
Tangible book value per common share.....       9.38       9.98      10.63       9.08       8.09       7.93       7.01

FINANCIAL CONDITION RATIOS (END OF
  PERIOD):
Nonperforming assets to total loans and
  OREO...................................      0.80%      0.42%      0.70%      0.31%      0.34%      0.62%      1.13%
Allowance for loan losses to total
  loans..................................      1.43%      1.30%      1.27%      1.29%      1.30%      1.38%      1.38%
Allowance for loan losses to
  nonperforming loans....................       216%       416%       201%       608%       537%  296%.....       224%

REGULATORY CAPITAL RATIOS (END OF
  PERIOD):
Tier 1 capital...........................      7.72%      8.48%      8.88%      8.51%     10.64%     10.16%     10.97%
Total capital............................     11.36%     10.77%     11.10%     11.18%     13.46%     13.44%     12.47%
Leverage ratio...........................      5.50%      6.35%      6.62%      6.10%      7.12%      6.12%      6.40%

NET INCOME AND RATIOS EXCLUDING GOODWILL
  AND OTHER INTANGIBLE ASSETS
  AMORTIZATION AND BALANCES:
Net income applicable to common equity...  $  36,877  $  27,216  $  33,714  $  30,522  $  23,194  $  19,948  $  15,896
Fully diluted earnings per share.........  $    1.94  $    1.58  $    1.95  $    1.86  $    1.50  $    1.39  $    1.13
Return on average assets (3).............      1.46%      1.37%      1.25%      1.34%      1.22%      1.18%      1.10%
Return on average common stockholders'
  equity (3).............................     19.92%     19.10%     17.12%     19.58%     17.98%     17.83%     15.89%

------------------------------

(1) Represents the loss from early extinguishment of debt, less applicable income taxes of $159,000.

(2) The Company redeemed its 7% Cumulative Convertible Preferred Stock in March 1997.

(3) Annualized based on results for the nine months ended September 30, 1997 and 1996.

(4) Includes available-for-sale securities and held-to-maturity securities.

(5) Consists of company-obligated mandatorily redeemable preferred securities of CFB Capital I, a wholly-owned business trust, which holds solely junior subordinated debentures of the Company.

                                     [LOGO]

                           COMMUNITY BANKING MARKETS

    Map of the United States indicating the current states served and the additional acquisition prospect states of the Company. The map is marked to show the Company's affiliates, corporate office and pending acquisitions.

COMMUNITY FIRST MARKETS SERVED

COLORADO
  Colorado Community First National Banks
  24 Markets

IOWA
  Community First National Banks
  2 Markets

MINNESOTA
  Community First National Banks
  20 Markets

NEBRASKA
  Community First National Banks
  12 Markets

NORTH DAKOTA
  Community First National Banks
  9 Markets

SOUTH DAKOTA
  Community First State Banks
  9 Markets

WISCONSIN
  Community First National Banks
  3 Markets

WYOMING
  Community First National Banks
  24 Markets

PENDING ACQUISITIONS (MARKETS TO BE SERVED)

ARIZONA
  Bank One
  25 Markets

REPUBLIC NATIONAL BANK
  1 Market

COLORADO BANK ONE
  7 Markets

FIRST NATIONAL SUMMIT BANK
  5 Markets

THE PIONEER BANK OF LONGMONT
  4 Markets

UTAH BANK ONE
  4 Markets

                              RECENT DEVELOPMENTS

PENDING ACQUISITIONS

    PIONEER BANK, LONGMONT, COLORADO. On November 6, 1997, the Company entered into an Agreement and Plan of Merger (the "Pioneer Merger Agreement") to acquire Pioneer Bank of Longmont, Longmont, Colorado ("Pioneer"). As of September 30, 1997, Pioneer had five banking offices in four Colorado communities and had total assets of approximately $119 million, deposits of approximately $110 million and shareholders' equity of approximately $8 million. On completion of the merger, and subject to adjustments set forth in the Pioneer Merger Agreement, the Company expects to issue approximately 700,000 shares of its common stock to the holders of Pioneer common stock. Completion of the transaction is subject to regulatory approvals, approval by the Pioneer shareholders and other conditions. The transaction is anticipated to be completed during the first quarter of 1998 and is expected to be accounted for as a pooling of interests.

    BANK ONE BRANCHES. On September 10, 1997, the Company entered into an Office Purchase and Assumption Agreement (the "Branch Purchase Agreement") with three subsidiary banks of Banc One Corporation (the "Bank One Banks") to acquire 37 banking offices located in Arizona (25 locations), Colorado (8 locations in 7 markets) and Utah (4 locations) (individually, a "Bank One Branch" or, collectively, the "Bank One Branches"). As of October 24, 1997, the Bank One Banks reported that the Bank One Branches had total deposits of approximately $760 million and loans of approximately $56 million. The levels of deposits and loans of the Bank One Branches can be expected to vary prior to closing. Under the terms of the Branch Purchase Agreement, the Company will pay a purchase price premium equal to 6% of the deposits of the Bank One Branches at closing. This premium is estimated to be approximately $46 million, based upon the reported level of deposits at October 24, 1997. Consummation of the acquisition is subject to regulatory approvals and other customary conditions and is expected to occur during the first quarter of 1998. The 25 Arizona offices and four Utah offices will be merged into the Republic bank being acquired by the Company. The eight Colorado offices will be merged into the Company's existing Colorado affiliate bank. The acquisition will be accounted for as an acquisition of assets and assumption of liabilities and will result in the recognition by the Company of deposit based intangibles in an amount equal to the purchase price premium, which is estimated to be approximately $46 million, as described above.

    In the Branch Purchase Agreement, the Bank One Banks made certain representations and warranties to the Company as to matters including the businesses, operations and financial condition of the Bank One Branches. These representations and warranties generally terminate as of the date of closing, except such as are contained in bills of sale or related documents. The Company made representations and warranties to the Bank One Banks as to certain matters, including lack of any conflicts of the Branch Purchase Agreement with certain agreements, documents or laws relating to the Company. The Bank One Banks have agreed (i) with specific exceptions, not to acquire or operate any building, office or other facility or premises within a three mile radius of any Bank One Branch office for a period of at least two years after the closing date; (ii) with specific exceptions, not to solicit deposits or refinancing of certain loans from customers of the Bank One Branches for a period of at least one year after the closing date; and (iii) to indemnify the Company from losses arising out of operations at the Bank One Branches, except that such indemnification does not apply to any loans or assets of the Bank One Branches acquired by the Company and is subject to certain other exceptions.

    The Branch Purchase Agreement is subject to termination by each party upon a material breach of the agreement by the other party, among other events. In addition, the agreement may be terminated by the Bank One Banks if the closing has not occurred on or before January 23, 1998, unless the failure to consummate the transaction by such time is due to a breach of the agreement by the Bank One Banks. The Company has deposited $1.5 million with the Bank One Banks, which they may retain if the Company fails to consummate the acquisition on or before January 23, 1998. Because the Company does not currently have an Arizona chartered bank, the regulatory approval of the purchase of the Arizona Bank One Branches will depend on either completing the Republic acquisition, described below, on or before January 23, 1998 or obtaining a new banking charter in Arizona on or before that date. Also, in order to meet the regulatory capital requirements for completion of the acquisition of the Bank One Branches, the Company intends to increase its level of Tier 1 capital by at least $90 million through the completion of this Offering and an anticipated Capital Securities Offering on or before January 23, 1998. See "Use of Proceeds; Purpose of Offering." The Company believes that it will be able to consummate the acquisition of the Bank One Branches on or before January 23, 1998; however, no assurance can be given that the Company will be able to meet this timetable. If the acquisition is not completed by that date, the Company may be required to forfeit the deposit paid to the Bank One Banks.

    REPUBLIC NATIONAL BANCORP, INC. On August 28, 1997, the Company entered into an Agreement and Plan of Merger (as amended to date, the "Republic Merger Agreement") with Republic National Bancorp, Inc., Phoenix, Arizona ("Republic") and Republic Acquisition Corporation. At September 30, 1997, Republic had a single banking office located in Phoenix, Arizona and had total assets of approximately $52 million, total deposits of approximately $46 million and total shareholders' equity of approximately $5 million. On completion of the merger, and subject to adjustments set forth in the Republic Merger Agreement, the Company expects to issue approximately 368,500 shares of common stock to the former holders of Republic common stock. The necessary regulatory approvals have been obtained, and the Company expects to complete the merger during the fourth quarter of 1997, subject to approval by the Republic shareholders at a special meeting scheduled for November 24, 1997. The acquisition is expected to be accounted for as a pooling of interests.

    FIRST NATIONAL SUMMIT BANKSHARES, INC. On August 22, 1997, the Company entered into an Agreement and Plan of Merger (as amended to date, the "Summit Merger Agreement"), with First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Summit Acquisition Corporation. At September 30, 1997, Summit had banking offices in five locations in Colorado and had total assets of approximately $94 million, total deposits of approximately $86 million and total shareholders' equity of approximately $7 million. Pursuant to the Summit Merger Agreement, holders of Summit common stock will receive shares of common stock of the Company in exchange for their shares and holders of Summit preferred stock will receive $100 in cash per share of preferred stock surrendered plus accrued but unpaid dividends to the effective time of the merger. On completion of the merger, and subject to adjustments as set forth in the Summit Merger Agreement, the Company expects to issue approximately 316,000 shares of common stock to the former holders of Summit common stock. The necessary regulatory approvals have been obtained, and the Company expects to complete the merger during the fourth quarter of 1997, subject to approval by the Summit shareholders at a special meeting scheduled for December 1, 1997. The acquisition is expected to be accounted for as a pooling of interests.

SIGNIFICANT ACQUISITIONS

    In 1997 and 1996, the Company completed the significant acquisitions described below.

    KEYBANK WYOMING. On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), from KeyCorp, its parent corporation, ("KeyCorp"), for a purchase price of $135 million. KeyBank Wyoming has been renamed "Community First National Bank." As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.1 billion and 28 banking offices located in 24 communities in Wyoming, including Cheyenne, Laramie, Casper, Sheridan and Jackson. The Company believes its banking network is the largest in Wyoming, providing a full range of commercial and consumer banking services throughout the state. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

    MOUNTAIN PARKS FINANCIAL CORP. On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million and total stockholders' equity of approximately $57.1 million. Upon completion of the merger, which was accounted for as a pooling of interests, the Company issued approximately 5.2 million shares of common stock to the former holders of Mountain Parks common stock. The market value of the Company's common stock issued in the merger was approximately $142.2 million, based on the closing price of the Company's common stock on the Nasdaq National Market on December 18, 1996. The Mountain Parks banking offices are located in winter ski and summer recreational areas in the Colorado mountains and in the greater Denver/Boulder metropolitan area. Pursuant to commitments made with the Federal Reserve to address resulting concentrations in certain Colorado banking markets, the Company sold Mountain Parks banking offices in two Colorado communities. The Mountain Parks banking offices' primary lending focus is on commercial loans, real estate mortgage loans, residential real estate construction loans and, to a lesser extent, consumer loans.

                      USE OF PROCEEDS; PURPOSE OF OFFERING

    The net proceeds to the Company from the sale of the Common Stock offered hereby (after deducting underwriting discount and estimated expenses of the Offering) will be approximately $48.1 million ($55.3 million if the Underwriters' over-allotment option is exercised in full). The anticipated number of shares to be sold in the Offering has been calculated to result in gross proceeds of approximately $50 million, based upon an assumed offering price of $47.375 per share (the last reported bid price of the Common Stock on the Nasdaq on November 20, 1997). At the time the offering price per share has been established, the actual number of shares to be sold in the Offering will be adjusted to result in gross proceeds of approximately $50 million (excluding the over-allotment option). The Company also intends to complete the proposed $60 million Capital Securities Offering at approximately the same time as this Offering. The Company intends to use the net proceeds of these two offerings to capitalize the Company's subsidiary banks that will acquire the Bank One Branches. See "Recent Developments -- Pending Acquisitions."

    The purpose of this Offering and the Capital Securities Offering is to provide additional Tier 1 capital to satisfy regulatory capital requirements in connection with the proposed acquisition of the Bank One Branches. See "Recent Developments -- Pending Acquisitions."

    If the acquisition of the Bank One Branches does not occur when it is anticipated, or at all, the Company will retain the net proceeds of this Offering and the Capital Securities Offering for general corporate purposes, which may include, without limitation, other acquisitions, funding investments in, or extension of credit to, the Company's subsidiaries, repayment of maturing obligations and redemption of securities. If the Company does not consummate the Capital Securities Offering, the Company may be unable to consummate the Bank One Branches acquisition.

    Pending their ultimate application, the net proceeds may be invested in short term investment grade financial instruments.

            PRICE RANGE OF COMMON STOCK AND DIVIDEND PAYMENT HISTORY

    The Company completed an initial public offering of its Common Stock on August 13, 1991 and its shares are publicly traded on the Nasdaq under the symbol "CFBX." The following table sets forth the high and low closing prices of the Company's Common Stock for the periods indicated as reported by the Nasdaq and the dividends paid (or in the case of fourth quarter of 1997, declared) per share for each such period.

                                                                                                              DIVIDENDS
                                                                                         HIGH        LOW       PAID
                                                                                        -------    -------    -------
FISCAL YEAR 1995
    First Quarter....................................................................   $15 3/4    $13 1/4    $.12
    Second Quarter...................................................................    17         14 1/8    .12
    Third Quarter....................................................................    19 1/4     16 3/4    .12
    Fourth Quarter...................................................................    23 3/4     19        .12
FISCAL YEAR 1996
    First Quarter....................................................................    22 3/4     20        .14
    Second Quarter...................................................................    24 1/4     22 1/4    .14
    Third Quarter....................................................................    23 7/8     22 1/2    .14
    Fourth Quarter...................................................................    28 3/4     23 1/8    .16
FISCAL YEAR 1997.....................................................................
    First Quarter....................................................................    32 1/4     27 3/8    .16
    Second Quarter...................................................................    38 3/8     29        .16
    Third Quarter....................................................................    49 1/8     36 3/4    .19
    Fourth Quarter (through November 20, 1997).......................................    48 3/4     45 3/4    .19

    On November 19, 1997 the Company had 1,167 shareholders of record. For a recent closing sale price of the Company's Common Stock, see the cover page of this Prospectus Supplement.

                          COMMON STOCK DIVIDEND POLICY

    Since its initial public offering in August 1991, the Company has paid quarterly cash dividends on the Company's Common Stock. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Board of Directors and will depend on conditions then existing, including the Company's profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. The principal source of the Company's income (including the funds needed to pay dividends on the Common Stock) is dividends from the Company's subsidiary banks. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations.

    The Company's ability to pay cash dividends on the Common Stock is also subject to statutory restrictions and restrictions arising under the terms of its outstanding and to-be-issued capital securities and debt securities. The terms of such securities generally restrict payment of dividends on Common Stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable law, cash dividends may be paid only from surplus, or, if there is no surplus, from net profits earned in the current and/or preceding fiscal year. Applicable federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends. The Company does not believe that Delaware corporate law, applicable banking law, or the terms of its securities will materially inhibit its plans to pay cash dividends on the Common Stock for the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to the proposed issuance of the Common Stock. The As Adjusted column also reflects the proposed Capital Securities Offering and the pending acquisitions of Pioneer, Summit and Republic. There can be no assurance that such offering or acquisitions will be consummated. See "Recent Developments -- Pending Acquisitions" and "Use of Proceeds; Purpose of Offering." The pending acquisition of the Bank One Branches will be accounted for as an acquisition of assets and assumption of liabilities, and therefore no adjustments are necessary to reflect this acquisition.

                                                                                             SEPTEMBER 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Capital leases...........................................................................  $    5,053   $   5,053
Long-term debt:
  Long-term bank debt....................................................................      26,400      26,400
  7.30% Subordinated Notes due 2004......................................................      60,000      60,000
  9.00% Exchangeable Subordinated Notes due 2005.........................................      11,500      11,500
  Long-term Federal Home Loan Bank advances and other long-term subsidiary borrowings....      23,088      23,088
                                                                                           ----------  -----------
    Total long-term debt.................................................................     120,988     120,988

Company-obligated mandatorily redeemable preferred securities of business trust
  subsidiaries holding solely junior subordinated debentures (1).........................      60,000     120,000

Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares authorized; no shares issued.........          --          --
  Common stock, $.01 par value, 30,000,000 shares authorized; 18,676,448 shares issued;
    21,115,948 shares issued, as adjusted (2)(3).........................................         187         212
  Capital surplus........................................................................     101,017     160,116
  Retained earnings......................................................................     171,994     181,983
  Treasury stock, 46,426 shares..........................................................      (1,771)     (1,771)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     271,427     340,540
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  457,468   $ 586,581
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) The Company formed CFB Capital I, a wholly-owned business trust subsidiary of the Company, to issue $60 million in stated value of 8 7/8% Cumulative Capital Securities in February 1997. The sole assets of CFB Capital I consist of approximately $61.8 million principal amount of 8 7/8% Junior Subordinated Debentures due 2027 issued by the Company to CFB Capital I. The Company has also formed CFB Capital II, a separate wholly-owned business subsidiary of the Company, in connection with the proposed Capital Securities Offering. The sole assets of CFB Capital II will consist of approximately $61.8 million principal amount of Junior Subordinated Debentures due 2027 proposed to be issued by the Company to CFB Capital II.

(2) Reflects the adjustment in the number of shares of Common Stock issued assuming the issuance of (i) approximately 1,055,000 shares in this Offering, (ii) 316,000 shares in the proposed Summit Merger, (iii) 368,500 shares in the proposed Republic Merger, and (iv) 700,000 shares in the proposed Pioneer Merger. See "Recent Developments -- Pending Acquisitions" and "Use of Proceeds; Purpose of Offering."

(3) Excludes (i) 690,257 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options outstanding under the Company's stock option plans and (ii) 1,793,305 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options which may be granted under the Company's stock option plans.

                                  UNDERWRITING

    The Underwriters named below have agreed, subject to the terms of a Purchase Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Piper Jaffray Inc..........................................................
Keefe, Bruyette & Woods, Inc............................................. .
                                                                             -----------------
  Total....................................................................
                                                                             -----------------
                                                                             -----------------

    The Underwriters have advised the Company that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to selected dealers at such price
less a concession not in excess of $      per share. The Underwriters may allow
and such dealers may reallow a concession not in excess of $      per share to
certain other brokers and dealers. After the public offering, the public offering price, concession and reallowance, and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, under which the Underwriters may purchase up to an additional 158,250 shares of Common Stock from the Company at the Price to Public less the Underwriting Discount set forth on the cover page of the Prospectus. The Company anticipates that the number of shares of Common Stock to be sold in the Offering will be adjusted as described under "Use of Proceeds; Purpose of Offering," and the shares subject to the over-allotment option will be adjusted proportionately. The Underwriters may exercise the option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase pursuant to the Purchase Agreement.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

    In connection with this Offering, certain Underwriters (and selling group members) may also engage in passive market making transactions in the Common Stock on the Nasdaq. Passive market making consists of displaying bids on the Nasdaq limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

    Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc. have from time to time in recent years performed various investment banking services for the Company, for which they have received customary compensation.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a director of CFB and the owner of Common Stock and warrants to purchase Common Stock, is a member of Lindquist & Vennum P.L.L.P. Certain legal matters will be passed upon for the Underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            PAGE
                                                                            ----
Summary...................................................................   S-3
Recent Developments.......................................................   S-9
Use of Proceeds; Purpose of Offering......................................  S-11
Price Range of Common Stock and Dividend Payment History..................  S-12
Common Stock Dividend Policy..............................................  S-12
Capitalization............................................................  S-13
Underwriting..............................................................  S-14
Legal Matters.............................................................  S-15
                                   Prospectus
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     4
Risk Factors..............................................................     6
Use of Proceeds...........................................................     8
Ratios of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...............................................................     9
Description of Securities.................................................     9
Plan of Distribution......................................................    23
Legal Matters.............................................................    24
Experts...................................................................    25

                                1,055,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                     --------------------------------------
                             PROSPECTUS SUPPLEMENT
                     TO PROSPECTUS DATED NOVEMBER 21, 1997
                     --------------------------------------

                               PIPER JAFFRAY INC.

                               KEEFE, BRUYETTE &
                                  WOODS, INC.

                                           , 1997